Mail Stop 7010

      January 10, 2006

Via U.S. mail and facsimile

Mr. M. Sreenivasan
President and Chief Executive Officer, Synthetech, Inc.
1290 Industrial Way
Albany, OR 97322

	RE:	Form 10-K for the fiscal year ended March 31, 2005
		Form 10-Q for the period ended September 30, 2005
			File No. 0-12992

Dear Mr. Sreenivasan:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




FORM 10-K FOR THE YEAR ENDED MARCH 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please provide to us your intended disclosure.
These revisions should be included in your future filings.

Management`s Discussion and Analysis
Operations, page 17

2. We note your discussion of the business reasons for the changes between periods in gross income; research and development; and selling, general and administrative. In circumstances where there is more than one business reason for a change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Your discussion should include information that does not clearly appear in the financial statements.
Your discussion should not merely repeat numerical data contained in the financial statements or recite amounts that are readily computable from the financial statements. See Financial Reporting Codification 501.04.

Financial Condition, Liquidity and Capital Resources, page 23

3. We note in the first paragraph on page 34 that you have the ability to quickly liquidate your marketable securities. In your liquidity section, expand your disclosure to explain your ability to quickly liquidate your marketable securities and discuss whether there is a ready market for these securities.

Note B. Summary of Significant Accounting Policies
Marketable securities, available-for-sale, page 33

4. Please explain to us why you have reflected your municipal bonds as a current asset when the stated maturities are between November 2018 and November 2032.

Note D. Property, Plant and Equipment, page 38

5. Please indicate the useful life (or range of useful lives) for each major category of your property, plant and equipment you identify in Note D.

Item 9A. Controls and Procedures, page 46

6. We note your disclosure that your "Chief Executive Officer and the
Chief Financial Officer concluded that Synthetech`s disclosure controls and procedures were effective as of the end of the fiscal year ended March 31, 2005, particularly during the period in which this Annual Report on Form 10-K was being prepared." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Form 10-Q for the Period Ended September 30, 2005

General

7. Please address the comments above in your interim filings as well.

Management`s Discussion and Analysis, page 14

8. Discuss any seasonal aspects of your business which have had a material effect upon your financial condition or results of operations. In this regard, we note from the quarterly financial data presented in your Form 10-K on page 45, that in the fourth quarters of both fiscal 2005 and 2004, revenues have been significantly higher than in other quarters. See instruction 5 to
Item 303 (b) of Regulation S-K.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Marie Humphrey, Staff Accountant, at (202) 551-3734 or, in her absence, to the undersigned at (202) 551-3769.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr. M. Sreenivasan
January 10, 2006
Page 4 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE